UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 5)1


                        Telephone and Data Systems, Inc.
                        --------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   879433100
                                   ---------
                                 (CUSIP Number)

                               December 31, 1998
                               -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|_| Rule 13d-1(c)

|X| Rule 13d-1(d)




-----------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     13G
--------------------------------------------------------------------------------
CUSIP NO.  879433100                                           Page 2 of 5 Pages
           ---------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S.IDENTIFICATION NO.OF ABOVE PERSONS (ENTITIES ONLY)

          Trustees under The Voting Trust under Agreement dated June 30, 1989
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                              5         SOLE VOTING POWER

              NUMBER OF                 Not Applicable
               SHARES         --------------------------------------------------
            BENEFICIALLY      6         SHARED VOTING POWER -
              OWNED BY
                EACH                    6,351,116 Series A Common Shares which
             REPORTING                  have ten votes per share on all matters
               PERSON                   and are convertible on a share-for-share
                WITH                    basis into Common Shares, and are held
                                        by the reporting persons as trustees of
                                        a Voting Trust.
                              --------------------------------------------------
                              7         SOLE DISPOSITIVE POWER

                                        Not Applicable
                              --------------------------------------------------
                              8         SHARED DISPOSITIVE POWER

                                        Not Applicable
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)- Reporting persons beneficially own approximately 91.4% of the Series A Common Shares of
          the       Issuer,   representing    approximately    10.3%  of     the
          Issuer's outstanding classes of Common Stock and 51.2% of the Issuer's voting power.1
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 pages

1 Based on 54,221,77 TDS Common Shares and 6,949,904 Series A Common Shares issued and outstanding on December 31, 1998

Schedule 13G
Issuer: Telephone and Data Systems, Inc.
Page 3 of 5


Item 1.           (a)      Name of Issuer:
                           --------------
                           Telephone and Data Systems, Inc.

                  (b)      Address of Issuers's Principal Executive Offices:
                           ------------------------------------------------
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

Item 2.           (a)      Name of Person Filing:
                           ---------------------
                           The Trustees of the Voting Trust under Agreement dated June 30, 1989:

                           LeRoy T. Carlson, Jr.
                           Walter C.D. Carlson
                           Letitia G.C. Carlson
                           Donald C. Nebergall
                           Melanie J. Heald

                  (b)      Address of Principal Business Office or, if None,
                           -------------------------------------------------
                           Residence:
                           ---------
                           c/o Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Citizenship:
                           -----------
                           See cover page, item 4

                  (d)      Title of Class of Securities:
                           ----------------------------
                           Common Shares, $0.01 par value

                  (e)      CUSIP Number:
                           ------------
                           879433100

Item 3.           (a) - (h)

                  Not Applicable

Item 4.           Ownership
                  ---------
                  (a)      Amount Beneficially Owned as of December 31, 1998:
                           -------------------------------------------------
                           See cover page, item 6

                  (b)      Percent of Class:
                           ----------------
                           See cover page, item 11

Schedule 13G
Issuer: Telephone and Data Systems, Inc.
Page 4 of 5


                  (c)      Number of shares as to which such person has:
                           --------------------------------------------

                           (i)      Sole power to vote or to direct the vote:

                                    Not Applicable

                           (ii)     Shared power to vote or to direct the vote:

                                    See cover page, item 6

                           (iii) Sole power to dispose or to direct the disposition of:

                                    Not Applicable

                           (iv) Shared power to dispose or to direct the disposition of:

                                    Not Applicable

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------
                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person.
                  ------
                  Not Applicable

Item 7.           Identification and Classification of the Subsidiary which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  -------
                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------
                  (i)      Identification:

                           The Trustees of the Voting Trust under Agreement dated June 30, 1989:

                           LeRoy T. Carlson, Jr.
                           Walter C.D. Carlson
                           Letitia G.C. Carlson
                           Donald C. Nebergall
                           Melanie J. Heald

                  (ii)     Classification:

                           None of the members of the group is a person identified under Item 3 of Schedule 13G

Item 9.           Notice of Dissolution of Group.
                  ------------------------------
                  Not Applicable

Item 10.          Certification.
                  -------------
                  Not Applicable

Schedule 13G
Issuer: Telephone and Data Systems, Inc.
Page 5 of 5


                                    SIGNATURE


                    After reasonable inquiry and to the best of my knowledge and belief,  I  certify that the  information set forth  in this  statement is true,

complete and correct.



Date: January 20, 1999                        TRUSTEES OF THE VOTING TRUST UNDER
                                              AGREEMENT DATED JUNE 30, 1989



                                              /s/ Walter C.D. Carlson*
                                              ----------------------------------
                                              Walter C.D. Carlson


                                              /s/ Letitia G.C. Carlson*
                                              ----------------------------------
                                              Letitia G.C. Carlson


                                              /s/ Donald C. Nebergall*
                                              ----------------------------------
                                              Donald C. Nebergall


                                              /s/ Melanie J. Heald*
                                              ----------------------------------
                                              Melanie J. Heald


                                              *By:   /s/ LeRoy T. Carlson, Jr.
                                                     ---------------------------
                                                     LeRoy T. Carlson, Jr.
                                                     Trustee and as Attorney-in-
                                                     Fact for above Trustees*


                                    *Pursuant to attached Joint Filing Agreement
                                     and Power of Attorney




   Signature Page to Amendment No. 5 to the Amended and Restated Schedule 13G
       relating to the direct beneficial ownership in the Common Shares of Telephone and Data Systems, Inc. by the Voting Trust.